THIRD AMENDING AGREEMENT TO

OPERATING CREDIT AGREEMENT

THIS AGREEMENT made as of the 18th day of December, 2007

BETWEEN:

ENTERRA ENERGY CORP., (the "Borrower")

OF THE FIRST PART

and

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, ("BNS")

OF THE SECOND PART

PREAMBLE

WHEREAS the Borrower and BNS entered into a letter loan agreement dated November 21, 2006 whereby BNS established a $20,000,000 operating credit facility in favour of the Borrower;

AND WHEREAS the terms of such letter loan agreement have been modified by an undertaking and agreement of the Borrower (the “Undertaking”) dated September 28, 2007 and amended by a first amending agreement to operating credit agreement dated as of November 20, 2007 and a second amending agreement to operating credit agreement dated as of December 11, 2007 (such letter loan agreement as so modified and amended being referred to herein as the “Credit Agreement”);

AND WHEREAS the Borrower, BNS and the other lenders under the Syndicated Credit Agreement have entered into a Sixth Amendment to the Syndicated Credit Agreement which amendment is dated of even date herewith (the "Sixth Amendment") amending the terms of the Syndicated Credit Agreement;

AND WHEREAS the parties have agreed to amend the Credit Agreement in the manner set forth below.

AGREEMENT

In consideration of the covenants and agreements between the parties contained in this Third Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  Capitalized words and phrases used in this Third Amending Agreement, including the preamble, unless there is something in the subject matter or the context inconsistent therewith, shall have the meanings ascribed to those words and phrases in the Credit Agreement, as amended by this Third Amending Agreement.

1.2

Headings.  The headings in this Third Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Third Amending Agreement.

ARTICLE 2
AMENDMENT OF THE CREDIT AGREEMENT

2.1

Amendment of the Credit Agreement.  The Credit Agreement, effective as of the date of this Third Amending Agreement, is hereby amended as follows:

(a)

That Section of the Credit Agreement entitled “Interest, Applicable Margins and Fees:” is deleted in its entirety and replaced with the following:

“The Margins applicable to Availments under the Operating Facility are those Margins set out in the following table:

Type of Borrowing or Fee	Margin
Bankers’ Acceptances	200 BPs
LCs	200 BPs
Prime Rate Loans	100 BPs
U.S. Base Rate Loans	100 BPs
Standby Fees	20 BPs

The Borrower is required to deliver to BNS within 60 days of the end of each quarter, the Compliance Certificate contemplated by the Syndicated Credit Agreement.”

(b)

that Section of the Credit Agreement entitled "Repayment", the first part of which is found on page 5 of the Credit Agreement, is amended by deleting the second sentence of that Section in its entirety and replacing it with the  following:

"'Maturity Date' means November 20, 2008, as such date may be extended from time to time in accordance with the terms hereof."

2.2

Incorporation by Reference of Terms of Sixth Amendment.  All terms and conditions of:

(a)

the Sixth Amendment; and

(b)

the Undertaking, as amended by the Sixth Amendment;

of application to the Credit Agreement or the Operating Facility, including, without limitation, all terms and conditions thereof respecting the repayment of the Operating Facility and reduction of BNS's commitment under the Operating Facility, are hereby incorporated by reference into the Credit Agreement.

ARTICLE 3
CONDITIONS PRECEDENT

3.1

Conditions Precedent.  This Third Amending Agreement and the effectiveness of same shall become effective only upon the satisfaction of the following conditions precedent (which BNS may waive in whole or in part on such terms as it deems appropriate in its absolute discretion):

(a)

receipt by BNS in form and substance satisfactory to it of the following:

(i)

a copy of this Third Amending Agreement duly executed by the Borrower and each of the Guarantors;

(ii)

an officer's certificate from the Borrower certifying as to the authorization of this Third Amending Agreement; and

(iii)

an opinion of the Borrower's counsel, addressed to BNS, in respect of the Borrower and the Guarantors and this Third Amending Agreement, as to status, authority, authorization, execution and delivery, and such other matters as BNS requires;

(b)

satisfaction of all conditions precedent contained in Article 5 of the Sixth Amendment To The Amended and Restated Syndicated Credit Agreement dated of even date herewith.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1

In order to induce BNS to enter into this Third Amending Agreement and to amend the Credit Agreement in the manner provided herein, the Borrower represents, warrants and covenants to BNS as of the date hereof:

(a)

the Borrower has the full power and capacity to enter into this Third Amending Agreement and to perform its obligations under the Credit Agreement, as amended by this Third Amending Agreement  (the "Amended Agreement");

(b)

the execution and delivery by the Borrower of this Third Amending Agreement  and the performance by the Borrower of the Amended Agreement have been duly authorized by all necessary action on the part of the Borrower;

(c)

the execution and delivery by the Borrower of this Third Amending Agreement  and the performance by the Borrower of the Amended Agreement do not conflict with or contravene or constitute a default under (i) the constating documents or by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; or (iii) any law, regulation, judgment, order, license or permit having application to the Borrower or any of its property or assets, except to the extent that any such conflict or default would not have a material adverse effect;

(d)

this Third Amending Agreement has been duly executed and delivered by the Borrower and the Amended Agreement is a legally valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability;

(e)

the representations and warranties contained in Article 10 of the Syndicated Credit Agreement are true, correct and complete in all material respects on and as of the date hereof to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date; and

(f)

the Security provided by each of the Guarantors remains in full force and effect and continues to secure the Obligations, the Operating Obligations (as amended by this Third Amending Agreement) and the Lender Risk Management Obligations.

ARTICLE 5
GENERAL

5.1

Reference to the Credit Agreement.

(a)

On and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Third Amending Agreement.

(b)

Except as specifically amended by this Third Amending Agreement, the Credit Agreement shall remain in full force and effect and unamended, and is hereby ratified and confirmed.

(c)

The execution, delivery and performance of this Third Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of BNS under the Credit Agreement.

5.2

Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as incurred by BNS and its counsel with respect to this Third Amending Agreement shall be for the account of Borrower.

5.3

Applicable Law.  This Third Amending Agreement and the rights and obligations of the parties hereunder shall be governed by, and shall be construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflict of laws principles.

5.4

Counterparts.  This Third Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Third Amending Agreement as of the day and year first above written.

ENTERRA ENERGY CORP.

Per: _______________________________

Name:

_______________________

Title:

_______________________

Per: _______________________________

Name: _______________________

Title: ________________________

THE BANK OF NOVA SCOTIA Per: _______________________________ Name: _______________________ Title: ________________________

Execution Form

The provisions of this Third Amending Agreement are acknowledged and agreed to by the undersigned Guarantors and the undersigned Guarantors hereby confirm that the Security provided by them, as applicable, remains in full force and effect.  Without limiting the foregoing, each of the Guarantors covenants and agrees that the guarantees previously provided by them guarantee the payment of all indebtedness, liabilities and obligations of the Borrower to BNS under the Credit Agreement, as amended by this Third Amending Agreement.

Canadian Guarantors:

OLYMPIA TRUST COMPANY, in its capacity as trustee of ENTERRA ENERGY TRUST, by its administrator, ENTERRA ENERGY CORP.

Per: _______________________________

Name:

_____________________________

Title: _______________________________

Per: _______________________________

Name:

_____________________________

Title: ______________________________

ENTERRA PRODUCTION PARTNERSHIP, by its Managing Partner, ENTERRA ENERGY CORP. Per: _______________________________ Name: _____________________________ Title: _______________________________

THE ENTERRA ENERGY COMMERCIAL TRUSTEES, in their capacity as trustees of ENTERRA ENERGY COMMERCIAL TRUST
_______________________________ Witness	_______________________________ (seal)

ENTERRA ENERGY PARTNER CORP. Per: _______________________________ Name: _____________________________ Title: _______________________________	TRIGGER RESOURCES LTD. Per: _______________________________ Name: _____________________________ Title: _______________________________

Execution Form

US Guarantors:

ENTERRA US ACQUISITIONS INC. Per: _______________________________ Name: _____________________________ Title: _______________________________	ROCKY MOUNTAIN GAS, INC. Per: _______________________________ Name: _____________________________ Title: _______________________________

RMG I, LLC Per: _______________________________ Name: _____________________________ Title: _______________________________	ENTERRA ACQUISITIONS CORP. Per: _______________________________ Name: _____________________________ Title: _______________________________

ALTEX ENERGY CORPORATION Per: _______________________________ Name: _____________________________ Title: _______________________________

Execution Form